Exhibit 99.8
[LETTERHEAD OF JBIC]
AOF2/2009-13
July 29, 2009
Chartered Semiconductor Manufacturing Ltd
60 Woodlands, Industrial Park D
Street 2
Singapore 738406

Attn:	Mr. George Thomas Senior Vice President & Chief Financial Officer
Re: Loan Agreement dated 5 October 2007
“JBIC Loan to CHRT”
Dear Sir,
     Reference is made to the Loan Agreement dated as of 5 October 2007, between Chartered Semiconductor Manufacturing Ltd (“Chartered”) and Japan Bank for International Cooperation (“JBIC”) and the financial institutions listed on the signature page thereof.
     We hereby notify you that we approve your request for a waiver of the provision of Clause X(1)(c) of the Loan Agreement and this waiver will be applied only to the Debt Service Reserve Requirement B based on Debt Service Coverage Ratio as of the first and second quarter of year 2009.
     For avoidance of doubt, you are still required to top up the Debt Service Reserve Requirement A i.e. the interest payable on 15 January 2010 pursuant to the Loan Agreement.

Yours Faithfully
/s/ Yasushi Sunouchi
Yasushi Sunouchi
Division Chief, Division 2 Asia and Oceania Finance Department Japan Bank for International Cooperation the international arm of Japan Finance Corporation

CC: Sumitomo Mitsui Banking Corporation